Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended

30 September 2016

The following is a review of our financial condition and results of operations as of 30 September 2016 and for the nine-month periods ended 30 September 2016 and 2015, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2016, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2015 filed with the SEC on 14 March 2016 (“2015 Annual Report”) and “Risk Factors” in the Registration Statement on Form F-4 filed with the SEC on 26 August 2016 (“Form F-4”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2015 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2016 and for the nine-month periods ended 30 September 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2016 and for the nine-month periods ended 30 September 2016 and 2015. The reported numbers as of 30 September 2016 and for the nine-month periods ended 30 September 2016 and 2015 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month periods ended 30 September 2016 and 2015 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, assuming the Transaction (as defined below) was completed on 1 January 2015, AB InBev would have realized USD 55.5 billion in revenues (excluding JVs and associates).

On 10 October 2016, we announced completion of the Belgian Merger and the successful completion of the business combination with SABMiller.

As a result of the Belgian Merger, the former Anheuser-Busch InBev SA/NV (the “former AB InBev”) has merged into Newbelco SA/NV (“Newbelco”), and Newbelco has become the holding company for the combined former AB InBev and SABMiller groups. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco has been renamed Anheuser-Busch InBev SA/NV, and the former AB InBev has been dissolved by operation of Belgian law.

The shares in the former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. The new ordinary shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, ADSs trading on the New York Stock Exchange, each of which used to represent one ordinary share of the former AB InBev, now each represent one new ordinary share, effective as of 11 October 2016.

The share capital of AB InBev now amounts to 1,238,608,344.12 euro. It is represented by 2,019,241,973 shares without nominal value, of which 85,540,392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325,999,817 Restricted Shares.

Prior to completion of the Transaction, we were organized into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six corresponded to specific geographic regions in which our operations were based. Following completion of the Transaction, we expect that our segment reporting will change for future periods.

The unaudited condensed consolidated interim financial statements of the company for the nine-month period ended 30 September 2016 reflect the situation of the group prior to the business combination with SABMiller.

Capitalized terms used herein and not defined have the meanings given to them in the 2015 Annual Report or the Form F-4.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential”, “we aim”, “our goal”, “our vision”, “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2015 Annual Report and “Risk Factors” in the Form F-4 for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical; and

•	our success in managing the risks involved in the foregoing.

The forward-looking statements contained in these interim unaudited condensed consolidated financial statements also include statements relating to our business combination with SABMiller plc (“SABMiller”) (the “Transaction”), the financing of the Transaction and the expected effects of the Transaction, including the expected characteristics and customer reach of the enlarged group following completion of the Transaction and expected benefits of the Transaction.

All statements regarding the Transaction, the related divestitures and the financing of the Transaction, other than statements of historical facts, are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of our management, are subject to numerous risks and uncertainties about us and are dependent on many factors, some of which are outside of our control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize the anticipated benefits and synergies of the Transaction, including as a result of difficulty in integrating the businesses of the companies involved; the impact of any conditions imposed by various regulatory authorities on us; the financial and operational risks in refinancing the Transaction and due to our increased level of debt; any change of control or restriction on merger provisions in agreements to which the former AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures are a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which we operate; the impact of any potential impairments of goodwill or other intangible assets on our financial condition and results of operations; the impact of our enlarged sizepost-completion of the Transaction, contractual limitations to which we are subject and our position in the markets in which we operate may have on our ability to successfully carry out further acquisitions and business integrations, and our success in managing the risks involved in the foregoing. For further information on the Transaction, please see “The Transaction” in the Form F-4.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2015 Annual Report and in “Risk Factors” in the Form F-4 that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2016 Compared to Nine-Month Period Ended 30 September 2015

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2016 and 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	340,803	345,893	(1.5)
Revenue	31,315	32,881	(4.8)
Cost of sales	(12,395)	(13,106)	5.4
Gross profit	18,920	19,775	(4.3)
Distribution expenses	(3,059)	(3,214)	4.8
Sales and marketing expenses	(5,525)	(5,166)	(6.9)
Administrative expenses	(1,776)	(1,878)	5.4
Other operating income/expenses	569	712	(20.1)
Exceptional items	(276)	77	-
Profit from operations	8,852	10,306	(14.1)

EBITDA, as defined(2)	11,231	12,686	(11.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by zone:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(thousand hectoliters)		(%)(1)

North America	90,351	90,834	(0.5)
Mexico	33,670	30,675	9.8
Latin America North	84,124	88,165	(4.6)
Latin America South	22,924	25,682	(10.7)
Europe	32,129	32,686	(1.7)
Asia Pacific	72,894	72,706	0.3
Global Export & Holding Companies	4,711	5,146	(8.5)

Total	340,803	345,893	(1.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2016 decreased by 5.1 million hectoliters, or 1.5%, to 340.8 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2015. The results for the nine-month period ended 30 September 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016.

•

The 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany. The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. These transactions impacted negatively our volumes by 0.1 million hectoliters (net) for the nine-month period ended 30 September 2016 compared to the nine-month period ended 30 September 2015.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 1.4% and our own beer volumes declined 0.7% in the nine-month period ended 30 September 2016 compared to the nine-month period ended 30 September 2015. On the same basis, in the nine-month period ended 30 September 2016, our non-beer volumes decreased by 7.8% compared to the same period in 2015. The decline in own beer volumes was driven mainly by weak industry performances in Brazil and Argentina, partly offset by good volume growth in Mexico.

North America

In the nine-month period ended 30 September 2016, our volumes in North America decreased by 0.5 million hectoliters, or 0.5%, compared to the nine-month period ended 30 September 2015.

We estimate that United States industry beer sales-to-retailers adjusted for the number of selling days decreased by 0.8%. Our beer sales-to-retailers adjusted for the number of selling days declined by 1.9% during the nine-month period ended 30 September 2016 compared to the same period last year, leading to an estimated decline in total market share of 45 bps. The market share result in the nine-month period ended 30 September 2016 represents an improvement of approximately 20 bps over the full year 2015 trend. Our shipment volumes in the United States decreased by 1.1% in the nine-month period ended 30 September 2016 compared to the nine-month period ended 30 September 2015.

Budweiser and Bud Light sales-to-retailers adjusted for the number of selling days declined by mid-single digits, with Budweiser and Bud Light share of total market down approximately 20 bps and 50 bps, respectively, based on our estimates, in the nine-month period ended 30 September 2016.

Our portfolio of above premium brands continued to perform very well in the nine-month period ended 30 September 2016, gaining approximately 50 bps of total market share based on our estimates. Michelob ULTRA continued to lead the way with volumes up over 20% for the nine-month period ended 30 September 2016 as compared to the same period in 2015. Stella Artois and Goose Island also continued to show good growth, up double digits in the nine-month period ended 30 September 2016 compared to the same period last year.

In Canada, our beer volumes decreased by 0.6% during the nine-month period ended 30 September 2016 compared to the same period last year due to a soft industry, with market share being essentially flat based on our estimates.

Mexico

In the nine-month period ended 30 September 2016, our volumes in Mexico increased by 3.0 million hectoliters, or 9.8%, compared to the nine-month period ended 30 September 2015, driven by a favorable consumer environment and our own commercial initiatives. All of our major brands delivered solid volume growth, with particularly strong performances from Bud Light and Victoria. Our focus brands are responding well to incremental sales and marketing investments, leading to the creation of new occasions and incremental per capita consumption.

Latin America North

In the nine-month period ended 30 September 2016, our volumes in Latin America North decreased by 4.0 million hectoliters, or 4.6%, compared to the same period in 2015, with beer volumes decreasing 4.4% and non-beer volumes decreasing 5.1% on the same basis. Excluding volume changes attributable to the acquisitions and disposals described above, as well as transfer of certain activities from the Global Export & Holding Companies zone, total volumes declined 5.5% in the nine-month period ended 30 September 2016.

In Brazil, our total volumes were down 6.2% during the nine-month period ended 30 September 2016 compared to the nine-month period ended 30 September 2015, with our beer and non-beer volumes declining by 6.4% and 5.7%, respectively. This decline resulted from continued pressure on consumer disposable income.

Although the Brazil beer market remains very competitive, we estimate that our market share trends continued to improve.

Despite the industry weakness, we remain focused on building our business for the long term. Our top commercial priorities include elevating the perception and health of our core brands, accelerating the growth of our premium and near beer portfolio, shaping in home consumption trends by driving the weight of returnable glass packaging within the off trade channel, and enhancing out of home consumption occasions by leveraging existing and new marketing assets.

Latin America South

Latin America South volumes for the nine-month period ended 30 September 2016 decreased by 2.8 million hectoliters, or 10.7%, compared to the nine-month period ended 30 September 2015. Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 6.9% in the nine-month period ended 30 September 2016 compared to the same period last year, driven by a weak consumer environment in Argentina, partly offset by growth in Bolivia, Chile and Paraguay.

Europe

Our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2016 decreased by 0.6 million hectoliters, or 1.7%, compared to the nine-month period ended 30 September 2015. Excluding volume changes attributable to the acquisitions and disposals described above, own beer volumes for the nine-month period ended 30 September 2016 would have decreased by 0.4%. Own beer volumes in Western Europe were up by almost 3.0% driven mainly by our performances in France, the United Kingdom, Spain and Italy. On the same basis, volumes of our own products in the United Kingdom grew by mid-single digits, driven by strong performances from Budweiser and Corona. Own beer volumes in Belgium were down mid-single digits due to a weak industry. In Germany, own beer volumes grew by low single digits driven by strong performances from Beck’s and Franziskaner. On the same basis, beer volumes in Russia were down mid-single digits, driven mainly by market share losses for our core and value brands.

Asia Pacific

For the nine-month period ended 30 September 2016, our volumes increased by 0.2 million hectoliters, or 0.3%, compared to the same period in 2015. Excluding the transfer of certain activities from the Global Export & Holding Companies zone, volumes for the nine-month period ended 30 September 2016 would have decreased by 0.3%.

We estimate that China beer industry volumes declined by approximately 4.0% during the nine-month period ended 30 September 2016 compared to the same period last year, based on our estimates, due to continuing economic headwinds, with most of the impact being felt in the core and value segments. On the same basis, our own beer volumes in China were down by 0.5%. Our market share increased by approximately 60 bps, based on our estimates, reaching an average of 19%.

We continue to believe the core plus, premium and super premium segments have the greatest long term growth potential in the industry. Our Budweiser volumes grew by mid-single digits in the nine-month period ended 30 September 2016 driven by our “Made for Music” platform and successful summer campaign. The strong growth of our super premium brands also continued, led by Corona.

In South Korea, our beer volumes were up by low single digits. This performance was driven mainly by our successful “Cass Freshness” activation and a new Stella Artois marketing campaign. We estimate we gained market share.

Global Export & Holding Companies

For the nine-month period ended 30 September 2016, Global Export & Holding Companies volumes decreased by 0.4 million hectoliters, or 8.5%, compared to the same period last year. Excluding the transfer of certain activities to other zones, volumes for the nine-month period ended 30 September 2016 would have increased by 4.4%.

Revenue

The following table reflects changes in revenue across our business zones for the nine-month period ended 30 September 2016 as compared to our revenue for the nine-month period ended 30 September 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%) (1)

North America	12,082	11,959	1.0
Mexico	2,802	2,941	(4.7)
Latin America North	5,731	6,609	(13.3)
Latin America South	1,982	2,386	(16.9)
Europe	2,997	3,048	(1.7)
Asia Pacific	4,419	4,437	(0.4)
Global Export & Holding Companies	1,302	1,502	(13.3)

Total	31,315	32,881	(4.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 31,315 million for the nine-month period ended 30 September 2016. This represented a decrease of USD 1,566 million, or 4.8%, as compared to our consolidated revenue for the nine-month period ended 30 September 2015 of USD 32,881 million. The results for the nine-month period ended 30 September 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 acquisitions and disposals include the phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. in connection with the disposal of the Piedras

Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively, the “2015 acquisitions and disposals”). Furthermore, our 2016 consolidated results were impacted by the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany (collectively the “2016 acquisitions and disposals” and, together with the 2015 acquisitions and disposals, the “2015 and 2016 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 60 million (net) for the nine-month period ended 30 September 2016 compared to the nine-month period ended 30 September 2015.

•

Our consolidated revenue for the nine-month period ended 30 September 2016 also reflects an unfavorable currency translation impact of USD 2,579 million, mainly arising from currency translation effects in Latin America North, Latin America South and Mexico.

Excluding the effects of the 2015 and 2016 acquisitions and disposals described above and currency translation effects, our revenue would have increased 3.3% in the nine-month period ended 30 September 2016 compared to the nine-month period ended 30 September 2015. Our consolidated revenue for the nine-month period ended 30 September 2016 was partly impacted by the developments in volumes discussed above. Excluding the effects of the 2015 and 2016 acquisitions and disposals described above and currency translation effects, our revenue per hectoliter for the nine-month period ended 30 September 2016 compared to the same period last year increased 4.8%, with the benefits of our revenue management and premiumization initiatives being partly offset by results in Brazil. Combined revenues of our three global brands, Corona, Stella Artois and Budweiser, increased by 7.8% in the nine-month period ended 30 September 2016 as compared to the same period last year. This result was led by Corona with growth of 16.3%, while Stella Artois grew by almost 7.0%. Budweiser was up 3.9%.

During the nine-month period ended 30 September 2016, the main business zones contributing to growth in our consolidated revenues, excluding the effects of the 2015 and 2016 acquisitions and disposals and currency translation effects, were Mexico, driven by the strong top-line result; Latin America South, due to our revenue management initiatives; and Asia Pacific, driven by the growth of Budweiser and our super premium portfolio, as well as improved regional mix.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the nine-month period ended 30 September 2016 as compared to the nine-month period ended 30 September 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%)(1)

North America	(4,481)	(4,673)	4.1
Mexico	(776)	(775)	(0.1)
Latin America North	(2,196)	(2,302)	4.6
Latin America South	(684)	(902)	24.2
Europe	(1,235)	(1,254)	1.5
Asia Pacific	(2,107)	(2,172)	3.0
Global Export & Holding Companies	(916)	(1,028)	10.9

Total	(12,395)	(13,106)	5.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 12,395 million for the nine-month period ended 30 September 2016. This represented a decrease of USD 711 million, or 5.4%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2015. The results for the nine-month period ended 30 September 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 90 million for the nine-month period ended 30 September 2016 compared to the nine-month period ended 30 September 2015.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2016 also reflects a positive currency translation impact of USD 900 million mainly arising from currency translation effects in Latin America North, Latin America South, Mexico and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 2.2%, and by 3.7% on a per hectoliter basis. On the same basis, the increase in our cost of sales was driven primarily by unfavorable foreign exchange transactional hedges in Brazil, and premium brand product mix, partly offset by procurement savings, efficiencies and a greater mix of inputs from our vertical operations. Our consolidated cost of sales for the nine-month period ended 30 September 2016 was also partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2016 as compared to the nine-month period ended 30 September 2015. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2016 were USD 9,791 million, representing an increase of 2.6%, compared to our operating expenses for the same period 2015.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the nine-month period ended 30 September 2016 as compared to the nine-month period ended 30 September 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%)(1)

North America	(983)	(994)	1.1
Mexico	(298)	(299)	0.3
Latin America North	(803)	(868)	7.5
Latin America South	(196)	(228)	14.0
Europe	(322)	(312)	(3.2)
Asia Pacific	(350)	(362)	3.3
Global Export & Holding Companies	(107)	(152)	29.6

Total	(3,059)	(3,214)	4.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 3,059 million for the nine-month period ended 30 September 2016. This represented a decrease of USD 155 million, or 4.8%, as compared to the nine-month period ended 30 September 2015. The results for the nine-month period ended 30 September 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 28 million for the nine-month period ended 30 September 2016 compared to the same period last year.

•	Our consolidated distribution expenses for the nine-month period ended 30 September 2016 also reflect a positive currency translation impact of USD 355 million.

Excluding the effects of the business acquisitions and disposals, the currency translation effects described above, distribution expenses would have increased by 5.4%. This increase for the nine-month period ended 30 September 2016 compared to the same period in 2015 was driven by increased own distribution in Brazil, which was more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South. This increase was partly offset by strong cost management and efficiencies.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing department, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and the sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the nine-month period ended 30 September 2016 as compared to the nine-month period ended 30 September 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%)(1)

North America	(1,995)	(1,720)	(16.0)
Mexico	(513)	(510)	(0.6)
Latin America North	(758)	(774)	2.1
Latin America South	(265)	(282)	6.0
Europe	(702)	(684)	(2.6)
Asia Pacific	(1,043)	(1,038)	(0.5)
Global Export & Holding Companies	(249)	(158)	(57.6)

Total	(5,525)	(5,166)	(6.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 5,525 million for the nine-month period ended 30 September 2016. This represented an increase of USD 359 million, or 6.9%, as compared to our sales and marketing expenses for the nine-month period ended 30 September 2015. The results for the nine-month period ended 30 September 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 40 million for the nine-month period ended 30 September 2016 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the nine-month period ended 30 September 2016 also reflect a positive currency translation impact of USD 408 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of certain commercial agreements in Mexico and in the US previously reported in administrative and other operating expenses, our overall sales and marketing expenses for the nine-month period ended 30 September 2016 would have increased 15.0%, driven by increased support for our brands, our premiumization initiatives and the expansion of the near beer category.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the nine-month period ended 30 September 2016 as compared to the nine-month period ended 30 September 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%)(1)

North America	(405)	(382)	(6.0)
Mexico	(227)	(273)	16.8
Latin America North	(294)	(382)	23.0
Latin America South	(78)	(95)	17.9
Europe	(199)	(217)	8.3
Asia Pacific	(227)	(228)	0.4
Global Export & Holding Companies	(345)	(300)	(15.0)

Total	(1,776)	(1,878)	5.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,776 million for the nine-month period ended 30 September 2016. This represented a decrease of USD 102 million, or 5.4%, as compared to our consolidated administrative expenses for the nine-month period ended 30 September 2015. The results for the nine-month period ended 30 September 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 36 million for the nine-month period ended 30 September 2016 compared to the same period last year.

•	Our consolidated administrative expenses for the nine-month period ended 30 September 2016 also reflect a positive currency translation impact of USD 142 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of certain commercial agreements in the US to sales and marketing expenses, administrative expenses would have decreased by 0.6%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the nine-month period ended 30 September 2016 as compared to the nine-month period ended 30 September 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%)(1)

North America	41	25	64.0
Mexico	67	162	(58.6)
Latin America North	284	398	(28.6)
Latin America South	12	9	33.3
Europe	8	8	-
Asia Pacific	131	90	45.6
Global Export & Holding Companies	26	19	36.8

Total	569	712	(20.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the nine-month period ended 30 September 2016 was USD 569 million. This represented a decrease of USD 143 million, or 20.1%, compared to the nine-month period ended 30 September 2015. The results for the nine-month period ended 30 September 2016 reflect a negative currency translation impact of USD 75 million.

Excluding the effects of the business acquisitions and disposals, currency translation effects described above and a change in the presentation of certain commercial agreements in Mexico to sales and marketing expenses, the net positive effect of our other operating income and expenses would have increased by 5.7% for the nine-month period ended 30 September 2016 as compared to the same period in 2015. This increase was due to higher government incentives in Asia Pacific, partly offset by lower government incentives related to our reduced revenues in Brazil.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2016, exceptional items consisted of restructuring charges, the impact of business and asset disposals and acquisition costs of business combinations. Exceptional items were as follows for the nine-month period ended 30 September 2016 and 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015
	(USD million)

Restructuring (including impairment losses)	(92)	(91)
Business and asset disposals (including impairment losses)	(2)	252
Acquisition costs of business combinations	(183)	(4)
Judicial settlements	-	(80)

Total	(276)	77

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 92 million for the nine-month period ended 30 September 2016 as compared to a net cost of USD 91 million for the nine-month period ended 30 September 2015. These charges primarily relate to organizational alignments in Asia Pacific, Mexico and Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 2 million for the nine-month period ended 30 September 2016. In the same period last year, business and assets disposals amounted to a net benefit of USD 252 million, mainly related to the compensation for the termination of distribution rights in the US and asset disposals in Mexico and China.

Acquisitions costs of business combinations

Acquisition costs of USD 183 million for the nine-month period ended 30 September 2016 primarily related to costs incurred in relation to the combination with SABMiller.

Judicial settlements

The judicial settlement for the nine-month period ended 30 September 2015 relates to the settlement reached between CADE, the Brazilian Antitrust Authority, and Ambev on the “Tô Contigo” customer loyalty program.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the nine-month period ended 30 September 2016 as compared to the nine-month period ended 30 September 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%)(1)

North America	4,245	4,312	(1.6)
Mexico	1,041	1,286	(19.1)
Latin America North	1,957	2,600	(24.7)
Latin America South	767	881	(12.9)
Europe	520	527	(1.3)
Asia Pacific	795	832	(4.4)
Global Export & Holding Companies	(473)	(131)	-

Total	8,852	10,306	(14.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 8,852 million for the nine-month period ended 30 September 2016. This represented a decrease of USD 1,454 million, or 14.1%, as compared to our profit from operations for the nine-month period ended 30 September 2015. The results for the nine-month period ended 30 September 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016, currency translation effects and the effects of certain exceptional items as described above.

•

The 2015 and 2016 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 149 million for the nine-month period ended 30 September 2016 compared to the same period last year.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2016 also reflects a negative currency translation impact of USD 842 million.

•

Our profit from operations for the nine-month period ended 30 September 2016 was negatively impacted by USD 276 million of certain exceptional items, as compared to a positive impact of USD 77 million for the nine-month period ended 30 September 2015. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2016 and 2015.

  EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2016 as compared to nine-month period ended 30 September 2015:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%)(1)

Profit	1,780	7,133	(75.0)
Net finance results	6,017	1,265	-
Income tax expense	1,059	1,920	44.8
Share of result of associates	(5)	(12)	(58.3)

Profit from operations	8,852	10,306	(14.1)

Depreciation, amortization and impairment	2,379	2,380	0.1

EBITDA, as defined(2)	11,231	12,686	(11.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2015 Compared to Year Ended 31 December 2014—EBITDA, as defined” of our 2015 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 11,231 million for the nine-month period ended 30 September 2016. This represented a decrease of USD 1,455 million, or 11.5%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2015. The results for the nine-month period ended 30 September 2016 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2015 and 2016 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 276 million (before impairment losses) of certain exceptional items in the nine-month period ended 30 September 2016, as compared to a positive impact of USD 159 million (before impairment losses) during the nine-month period ended 30 September 2015. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2016 and 2015.

Net Finance Results

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015	Change
	(USD million)		(%)(1)

Net interest expense	(2,428)	(1,098)	(121.1)
Net interest on net defined benefit liabilities	(83)	(89)	6.7
Accretion expense	(406)	(243)	(67.1)
Other financial results	(254)	157	-

Net finance income/(costs) before exceptional finance results	(3,171)	(1,273)	(149.1)

Mark-to-market (Grupo Modelo deferred share instrument)	124	8	-
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SABMiller that does not qualify for hedge accounting)	(2,959)	-	-

Other mark-to-market (Restricted shares and euro bonds)	276	-	-
Other	(287)	-	-

Exceptional net finance income/(cost)	(2,846)	8	-

Net finance income/(cost)	(6,017)	(1,265)	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the nine-month period ended 30 September 2016 was USD 6,017 million, as compared to a net finance cost of USD 1,265 million for the nine-month period ended 30 September 2015, representing a cost increase of USD 4,752 million.

The increase in net finance cost before exceptional finance results is driven primarily by USD 1,192 million higher net interest expense as a result of the issuance of bonds in January and March 2016 in connection with the pre-funding of the combination with SABMiller, partly offset by higher positive mark-to-market adjustments linked to the hedging of our share-based payment programs. Net finance costs in the nine-month period ended 30 September 2016 include a positive mark-to-market adjustment of USD 249 million compared to a positive mark-to-market adjustment of USD 33 million in the same period last year. Other finance results in the nine-month period ended 30 September 2016 also included net foreign exchange translation losses, compared to foreign exchange translation gains in the nine-month period ended 30 September 2015. Accretion expenses increased by USD 163 million due to one-time interest charges on legal claims that became payable during 2016, and increased expenses on bonds.

The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the nine-month period, are shown in the table below. The number of derivative instruments included in the hedging arrangements was increased to reflect increased commitments under the programs.

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015
Share price at the start of the nine-month period (in euro)	114.40	93.86
Share price at the end of the nine-month period (in euro)	116.60	94.92
Number of equity derivative instruments at the end of the period (millions)	44.2	35.5

Exceptional net finance costs in 2016 include a negative mark-to-market adjustment of USD 2,959 million as a result of derivative foreign exchange forward contracts entered into with respect to GBP 43.9 billion and ZAR 76.3 billion of the purchase price of the Transaction, for which a portion of the hedges could not qualify for hedge accounting under IFRS rules. As of 30 September 2016, GBP 43.9 billion of the purchase price had been hedged at an average GBP/USD rate of 1.5176. The ZAR 76.3 billion has been hedged at an average ZAR/USD rate of 13.73.

Exceptional net finance cost includes a mark-to-market gain of USD 124 million resulting from the derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a mark-to-market gain of USD 8 million for the period ended 30 September 2015, and a mark-to-market gain of USD 110 million related to derivative instruments entered into to hedge part of the restricted shares to be issued in relation to the combination with SABMiller. The number of shares included in the hedging of the deferred share instrument and the restricted shares is shown in the table below, together with the share prices at the beginning and end of the nine-month period:

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015
Share price at the start of the nine-month period (in euro)	114.40	93.86
Share price at the end of the nine-month period (in euro)	116.60	94.92
Number of equity derivative instruments at the end of the period (millions)	38.1	23.1

Other mark-to-market adjustments also include results on derivative instruments entered into in order to convert into US dollars the EUR 13.25 billion bonds issued on 29 March 2016 as part of the pre-funding of the SABMiller purchase price.

Other costs of USD 287 million relate to accelerated accretion expenses following the cancellation, in January and April 2016, of USD 42.5 and 12.5 billion, respectively, of the 2015 Senior Facilities Agreement (as described under “Item 8. Financial Information – B. Significant Changes” in our 2015 Annual Report), as well as commitment fees for the facilities and other fees.

Share of result of associates

Our share of result of associates for the nine-month period ended 30 September 2016 was USD 5 million as compared to USD 12 million for the nine-month period ended 30 September 2015.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2016 amounted to USD 1,059 million, with an effective tax rate of 37.4%, as compared to an income tax expense of USD 1,920 million and an effective tax rate of 21.2% for the nine-month period ended 30 September 2015. The increase in the effective tax rate is mainly due to the unfavorable impact on profit before tax of the negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SABMiller.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 938 million for the nine-month period ended 30 September 2016, a decrease of USD 210 million from USD 1,148 million for the nine-month period ended 30 September 2015, primarily due to currency translation effects and the unfavorable operating performance of Brazil in the nine-month period ended 30 September 2016.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2016 was USD 842 million (compared to USD 5,985 million for the nine-month period ended 30 September 2015) with basic earnings per share of USD 0.51 based on 1,642 million shares outstanding, representing the weighted average number of shares outstanding during the nine-month period ended 30 September 2016. The decrease in profit attributable to our equity holders during the nine-month period ended 30 September 2016 was mainly due to higher net finance costs and the impact of unfavorable currency translation, partly offset by lower income taxes.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the nine-month period ended 30 September 2016 would have been USD 3,934 million and basic earnings per share would have been USD 2.40, compared to USD 3.63 in the same period last year. Excluding the impact of unfavorable currency translation effects, the mark-to-market adjustment linked to the hedging of our share based compensation programs and the net cost of the pre-funding of the combination with SABMiller, basic earnings per share would have been USD 3.24, compared to USD 3.61 in the same period last year. This decrease is mainly due to higher net finance costs, partly offset by lower income taxes.

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015
	(USD per share)
Profit from operations attributable to equity holders of AB InBev excluding exceptional items	5.27	5.30
Income tax expense	(0.68)	(0.96)
Other	(1.35)	(0.73)

Earnings per share excluding exceptional items before currency translation, mark-to-market and pre-funding of the combination with SABMiller	3.24	3.61
Year over Year currency translation	(0.25)	-
Net cost of the pre-funding of the SABMiller purchase price	(0.74)	-
Mark-to-market (Hedging of our share-based payment programs)	0.15	0.02

Earnings per share excluding exceptional items	2.40	3.63

	Nine-month period ended 30 September 2016	Nine-month period ended 30 September 2015
	(USD per share)
Profit from operations attributable to equity holders of AB InBev	5.10	5.38
Income tax expense	(0.67)	(1.01)
Other	(1.25)	(0.74)

Basic earnings per share before currency translation, mark-to-market and pre-funding of the combination with SABMiller	3.18	3.63
Year over Year currency translation	(0.25)	-
Net cost of the pre-funding of the SABMiller purchase price	(0.74)	-
Mark-to-market (Hedging of our share-based payment programs)	0.15	0.02
Mark-to-market (Grupo Modelo deferred share instrument)	0.08	-
Mark-to-market (FX hedging of the purchase price of the combination with SABMiller that does not qualify for hedge accounting)	(1.80)	-
Other mark-to-market (Derivative instruments entered into to hedge part of the restricted shares to be issued as well as to convert the EUR 13.25 billion bonds issued in March, into USD)	0.17	-
Accelerated accretion expenses following the cancellation of the 2015 committed senior facilities and other fees	(0.17)	-
Acquisition costs of business combinations	(0.11)	-

Basic earnings per share	0.51	3.65

Outlook

Unless otherwise stated, the 2016 outlook refers to us on a stand-alone basis, and excludes the impact of the combination with SABMiller.

In terms of the volume and revenue outlook for 2016, we expect:

•

Total AB InBev: We are amending our guidance for net revenue per hectoliter. Our previous guidance was for net revenue per hectoliter to grow organically ahead of inflation, on a constant geographic basis. Given the weak results in Brazil, we now expect growth in line with inflation. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2016 as it did in 2015. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

•

In the US: We expect industry volumes in 2016 to be in line with the year to date trend. We expect our own sales-to-wholesalers and sales-to-retailers to converge on a full year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix.

•	In Mexico: We expect another year of solid growth in industry volumes, driven by a favorable macro environment and our own commercial initiatives.

•	In Brazil: We no longer expect to achieve our goal of flat net revenue in Brazil in full year 2016 compared to full year 2015, given an environment of soft industry volumes.

•	In China: We expect industry volumes to remain under pressure in full year 2016. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands.

We expect cost of sales per hectoliter to grow by low single digits on a constant geographic basis, driven by unfavorable foreign exchange transactional impacts, and growth in our premium brands.

We are amending our guidance on distribution expenses per hectoliter. Our previous guidance was for distribution expenses per hectoliter to grow by high single digits in 2016. We now expect distribution expenses per hectoliter to increase by mid-single to high single digits in the full year 2016.

We continue to invest behind our brands and global platforms for the long term. We expect sales and marketing investments to grow by high single to low double digits in 2016 compared to 2015. In line with this guidance, we expect sales and marketing investments in the fourth quarter 2016 to be essentially flat compared to the same period last year.

We expect the average rate of interest on net debt for the combined company in the fourth quarter 2016 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 and USD 120 million per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of approximately USD 3.7 billion in 2016.

Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro. Our optimal capital structure remains at a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Deleveraging to around this level is a priority.

We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging

Recent Developments

Completion of combination with SABMiller

On 10 October 2016, we announced the successful completion of our business combination with SABMiller.

The combined company will now have operations in virtually every major beer market and an expanded portfolio that includes global, multi-country and local brands, providing more choices for consumers around the world. Customers will benefit from a broad distribution network and strong brand-building expertise. We will also continue to develop our business in partnership with our suppliers as it continues brewing the best beers using the best ingredients.

We will now benefit from a more geographically diversified platform, with a stronger presence in key emerging regions with attractive growth prospects, such as Africa and Latin America. The growth opportunities in these developing markets will complement the stability and strength of our strong existing presence in developed markets.

Disposals following the completion of the combination with SABMiller

On 11 October 2016, we announced that we completed the divestiture of our interest in the Peroni, Grolsch and Meantime brand families to Asahi Group Holdings, Ltd.; our interest in MillerCoors LLC to Molson Coors Brewing Company; and our interest in China Resources Snow Breweries Limited to China Resources Beer (Holdings) Company Limited.

Coca-Cola Beverages Africa (“CCBA”)

On 11 October 2016, The Coca-Cola Company notified us of its intention to acquire our stake in CCBA. We will negotiate the terms of the transaction with The Coca-Cola Company according to the contractual arrangements.

Draw down, cancellation and repayment of committed senior acquisition facilities

On 6 October 2016, we drew down USD 8.0 billion under Term Facility B and USD 10.0 billion under the Disposal Bridge Facility to finance the combination with SABMiller, and announced that we had also chosen to voluntarily cancel USD 2.0 billion of Term Facility B.

On 20 October 2016, we fully repaid and cancelled the Disposal Bridge Facility.

As of 24 October 2016, USD 8.0 billion remained outstanding under the Term Facility B.